

May 15, 2012

Via E-mail
Mr. Nishon Petrossian
President
Great Idea Corp.
2724 Otter Creek Ct 101
Las Vegas, NV 89117

> **Re:** **Great Idea Corp.**
> **Registration Statement on Form S-1**
> **Filed April 17, 2012**
> **File No. 333-180761**

Dear Mr. Petrossian:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

      o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please revise your document to eliminate disclosure which is inconsistent, incomplete, or inaccurate. Examples of disclosure which should be revised or eliminated include the following:

- The fee table "dollar amount to be registered" shows $400,000 and also indicates that the maximum aggregate offering price is $100,000 (similarly, the escrow agreement filed as exhibit 99A indicates that the minimum number of shares is "1,00,000");
- The top of the prospectus cover page indicates only that 4,000,000 shares are being offered, rather than indicating that this is a minimum-maximum offering for between 1,000,000 and 4,000,000 shares;
- At page 6, you indicate that this is a "self-underwritten" offering, but at page 3 and elsewhere, you indicate that Underhill will be selling the shares as sales agent and underwriter;
- You provide inconsistent disclosure at pages 13 and 15 regarding the amount of dilution to new purchasers;
- Your basis for concluding at page 13 that $0.09 per share would represent only 90% dilution when the purchase price is $0.025 per share is unclear;
- The reference at page 20 and elsewhere to the possibility that you "may" furnish unaudited quarterly financial reports is inconsistent with the disclosure at page 23 regarding your Section 15(d) reporting obligations; and
- You indicate at pages 23 and 29 that you filed a Form 8-A registration statement "concurrently with this registration statement," but no record of such filing exists.

3.   Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a telephone call, from FINRA, stating that FINRA has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.

4.   We note your disclosure on page 15 that 8% of your offering proceeds will be deducted to pay Underhill Securities Corp. a sales agent fee. Since investors may be entitled under certain circumstances to the return of a pro rata portion of the deposited funds, "minus up to 10%" which may be released to the registrant upon completion of the offering, explain how the Underhill fee will impact the amount of proceeds to be returned.

5.   We further note your disclosure on page 18 that Underhill Securities Corp., as escrow agent, will be paid a fee of $1,500.00. If you intend to deduct the amount from your offering proceeds along with the sales agent fee, provide the clarification requested in comment 4 above.

Plan of Distribution, page 17

6.   Please revise to clarify the following sentence fragment, which appears at page 18: "Underhill Securities Corp. (which has a net cap. of $25,000 or more) as escrow agent acting as trustee for the separate investors and that the escrow agent will make the determination based solely on the account records of the insured depository institution (Wells Fargo Bank)." Also explain the reference to "a net cap. of $25,000 of more."

Plan of Operation, page 23

7. You refer to various transactions and agreements with your sole officer/director, including in the disclosure you provide at pages 25, 26, and F-10. File as exhibits with your next amended Form S-1 all such agreements. For example, file all agreements relating to (1) any loans; (2) any provision for the funding or payment of Great Idea's debts, liabilities, operating costs, and the like; and (3) continued service to Great Idea as officer or director, including any deferral of compensation. If any of the agreements have not been reduced to writing, then provide the written description of the contract in question "similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii)." Refer to Q&A 146.04 from Compliance & Disclosure Interpretations, Regulation S-K (updated July 8, 2011). The Compliance & Disclosure Interpretations for Regulation S-K may be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

8.   Please revise to disclose the principal business conducted by XLS Energy and to identify any publically traded corporations which Mr. Petrossian served in the past five years, specifying the roles and periods served in each case. If none, so state.

Exhibits

9.   Please file as exhibits your articles of incorporation, bylaws and oral agreement summary. You included corresponding entries in the exhibit index, but did not file any of these documents.

Exhibit 5.1

10.   Please obtain and file a revised opinion that refers to the correct amount of shares being offered with this registration statement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher (Staff Accountant) at (202) 551-3706 or Karl Hiller (Accounting Branch Chief) at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or, in her absence, Timothy S. Levenberg (Special Counsel) at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director